Bgin Blockchain Ltd

June 2, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Christopher Wall Nolan McWilliams Mark Brunhofer Sharon Blume

Re:	Bgin Blockchain Ltd Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted on January 18, 2023 CIK No. 0001945565

Ladies and Gentlemen:

Bgin Blockchain Ltd (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 1, 2023 regarding the above-referenced confidential Amendment No. 1 to the Draft Registration Statement on Form F-1 submitted by the Company on January 18, 2023. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 2 to the Draft Registration Statement on Form F-1 (“Amendment No. 2 to the Draft Registration Statement”) is being submitted confidentially by the Company to accompany this response letter.

Amendment Draft Registration Statement submitted on January 18, 2023

General

1. Please provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.

Response: In response to the Staff’s comment, we included disclosure of significant crypto asset market developments since our last reporting period and how they impacted our business, financial condition and results of operations on pages 4, 5, 85 and 86 of Amendment No. 2 to the Draft Registration Statement.

2. Please clarify throughout the number of mining machines owned and under operation for the relevant periods. For instance, as at December 31, 2021, on page 74 you state that 2,452 miners were deployed in production, as opposed to 2,168 on page 104. As at December 31, 2022, on page 88, you state that 3,121 mining machines were operational, on page 98, you state that 3,756 were operational out of a total 3,687 miners, but lower down state that 3,687 were operational out of a total 3,756, and on page 104 you state that 3,756 were under operation and 69 not under operation.

Response: In response to the Staff’s comment, we revised and clarified throughout the number of mining machines owned and under operation on pages 86 and 95 of Amendment No. 2 to the Draft Registration Statement.

Risk Factors, page 19

3. We note your new disclosure regarding the assertion of jurisdiction over cryptocurrencies and cryptocurrency markets on page 48. Please expand this risk factor to disclose the risk that the Chinese government may exert jurisdiction over cryptocurrency markets or your overseas mining activities.

Response: In response to the Staff’s comment, we revised the disclosure under the risk factor titled “If U.S. and/or foreign regulators and other government entities, including the Chinese government, assert jurisdictions over cryptocurrencies and cryptocurrency markets, we may be subject to additional regulations imposed by these regulators and government entities and may be required to alter our business operations to gain compliance with these regulations, as a result of which we may experience increased compliance costs and our business operations, financial position and results of operations may be materially and adversely affected” on pages 50 and 51 of Amendment No. 2 to the Draft Registration Statement to disclose the risk that the Chinese government may exert jurisdiction over cryptocurrency markets or our overseas mining activities.

4. We note your discussion of risks regarding safeguarding your crypto assets under the risk factor “If our policies and procedures surrounding the safeguarding of cryptocurrencies, conflicts of interest, or comingling of assets fail . . . ” beginning on page 32. Please expand this discussion to explain the risk of maintaining a significant balance in Tether, including the risk that Tether breaks its US dollar peg in response to market events.

Response: In response to the Staff’s comment, we included a risk factor titled “We are subject to the risks of maintaining a significant balance in Tethers” on page 34 of Amendment No. 2 to the Draft Registration Statement to explain the risks of maintaining a significant balance in Tether, including the risk that Tether breaks its U.S. dollar peg in response to market events.

5. Please describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets or miners you use as collateral or the value of your crypto assets or miners used by others as collateral. For example, please disclose the total amount owed, including interest and any penalties under the Master Equipment Financing Agreement with Trinity Capital and any other loans in which your miners or crypto assets are used as collateral. Please also identify the operating sites in which the collateral for the financing arrangements are located and the operating capacity per operating site that is impacted. Please discuss in detail how foreclosure may impact your business strategy.

Response: We respectfully advise the Staff that we have not entered into any arrangements where we or others use the value of the crypto assets or mining machines as collateral. If we enter into such arrangements in the future, we will update our disclosure in the registration statement to reflect the Staff’s comment.

6. To the extent material, please describe any of the following risks from disruptions in the crypto asset markets:

●	Risk of loss of customer demand for your products and services.

●	Financing risk, including equity and debt financing.

●	Risk of increased losses or impairments in your investments or other assets.

●	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.

Response: In response to the Staff’s comment, we included a risk factor titled “We may face several risks due to disruptions in the crypto asset markets, including but not limited to, financing risk, risk of increased losses or impairments in our investments or other assets, loss of customer demand, risks of legal proceedings and government investigations, and risks from price declines or price volatility of crypto assets” on pages 35 and 36 of Amendment No. 2 to the Draft Registration Statement to describe the risks from disruptions in the crypto asset markets.

Capitalization, page 66

7. Please revise your table to depict total capitalization.

Response: We note the Staff’s comment, and we respectfully advise the Staff that we will update the table to depict total capitalization in a subsequent amendment once the offering details, including the number of shares offered and offering price range, have been available to us.

Dilution, page 67

8. Please show us how you calculated your net tangible book value at June 30, 2022.

Response: We respectfully advise the Staff that we updated our net tangible book value to December 31, 2022 and calculated the number according to the following formula: total assets ($11.4 million) minus (i) intangible assets ($0.8 million) and (ii) total liabilities ($2.8 million), equals net tangible book value, or $7.8 million. In response to the Staff’s comment, we disclosed the net tangible book value at December 31, 2022 on page 69 of Amendment No. 2 to the Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Results of Operations, page 68

9. Please include a discussion of hash rate, difficulty, halvening, and electricity costs, or tell us why these are not key factors affecting your results of operations.

Response: We respectfully advise the Staff that halvening is not a key factor affecting our results of operations because we usually mine a cryptocurrency within a year from its launch, and our mining process typically ranges from a few months to two years. Halvening normally happens after three to four years since a cryptocurrency has been launched and, as such, halvening is not a key factor that affects our results of operations.

For discussions related to hash rate and difficulty, please refer to our response to comment No. 10 below, where we have addressed the effects of these two key indicators to our results of operations on pages 74 of Amendment No. 2 to the Draft Registration Statement.

For discussions of how electricity costs affect our results of operations, please refer to our revisions on page 73 of Amendment No. 2 to the Draft Registration Statement.

10. Please disclose in your results of operations discussion your key indicators of performance for each period such as the average increase (or decrease) in the U.S. dollar value of each cryptocurrency you mine, the network hash rate and difficulty, the daily average dollar amount mined, and the daily average number of GPUs to provide context and support trends in your key operating and financial indicators.

Response: In response to the Staff’s comment, we included a discussion of the relevant key indicators of performance for each period presented in our financial statements on page 74 of Amendment No. 2 to the Draft Registration Statement.

Global inflation, page 69

11. Given that you assemble your own equipment and that it has relatively short useful lives, please expand your discussion of equipment costs to discuss the factors that influence the prices of the equipment. Otherwise tell us why this disclosure is not warranted.

Response: We respectfully advise the Staff that historically, depreciation costs represent less than 10% of our total revenue and, as such, we believe that inflation, which contributes to the variation of depreciation costs, does not materially influence our business operation, financial condition and results of operations.

Volatility in market price of cryptocurrencies, page 69

12. In your disclosure of the price ranges for each of the crypto assets you have mined, please disclose a median or midpoint price.

Response: In response to the Staff’s comment, we revised our disclosure on page 72 of Amendment No. 2 to the Draft Registration Statement to include an average price for each of the crypto assets we have mined, for the reporting periods presented in our financial statements.

13. Please briefly discuss why you use CoinMarketCap.com as the source for the charts presented on pages 70 through 73. We note that CoinMarketCap.com is not one of your principal markets.

Response: We respectfully advise the Staff that we used CoinMarketCap.com as one of the sources for the charts presented in the Amendment to Draft Registration Statement because this website contains information for most types of cryptocurrencies we mine, including historic price information. Nevertheless, in order to present information in a clearer way, we removed the charts and included a table on page 72 of Amendment No. 2 to the Draft Registration Statement.

14. Please tell us why you present charts for periods other than the actual periods that you mined the cryptocurrency. Tell us your consideration for providing a table showing the names of the cryptocurrencies mined, the periods mined, and the high, low, and average equivalent U.S. dollar value for periods presented in your financial statements and whether this table would be a better way to present the information.

Response: In response to the Staff’s comment, we revised our disclosure on page 72 of Amendment No. 2 to the Draft Registration Statement to include a table showing the names of the cryptocurrencies mined, the periods mined, and the high, low and average equivalent U.S. dollar value for periods presented in our financial statements.

15. Please expand your discussion of the market price of cryptocurrencies to discuss the factors that influence the volatility.

Response: In response to the Staff’s comment, we expanded our discussion of the market price of cryptocurrencies on page 71 of Amendment No. 2 to the Draft Registration Statement to discuss the factors that influence the volatility.

Results of Operations, page 73

16. Refer to your response to comment 18. You currently disclose on pages 74 and 77 the aggregate revenue and electricity costs for each crypto asset you have mined in the relevant reporting periods. Please disclose the fixed and variable per-unit mining costs of each of your crypto assets, including non-electricity costs attributable to your mining activities. Additionally, clarify whether you finance the purchase of mining equipment and if so, reflect financing costs in your breakeven analysis.

Response: In response to the Staff’s comment, we revised page 73 of Amendment No. 2 to the Draft Registration Statement to include a column illustrating depreciation and other costs of services in connection with our revenue. Additionally, we respectfully advise the Staff that we did not finance the purchase of our mining equipment, and rather, we manufactured our own mining equipment using our own funds.

Comparison of the Fiscal Years ended December 31, 2021 and 2020

Revenue, costs of sales and gross profit margin, page 74

17. Please revise the tables on page 74 and 77 to:

●	Identify the various cryptocurrencies by name;

●	Ensure that the revenues and margins for 2020 in the table on page 74 foot and cross foot; and

●	Revise the erroneous value for Coin F in the table on page 77 as the table does not foot or cross foot.

Response: In response to the Staff’s comment, we revised our disclosure throughout Amendment No. 2 to the Draft Registration Statement to identify the various cryptocurrencies we mine. Additionally, we revised the tables on pages 73 and 74 of Amendment No. 2 to the Draft Registration Statement in response to the Staff’s comments.

We respectfully advise the Staff that we updated the financial information reported in Amendment No. 2 to the Draft Registration Statement to cover the fiscal years ended December 31, 2021 and 2022 and therefore, the table on page 77 of Amendment No. 1 to the Draft Registration Statement, which presented certain financial information for the six months ended June 30, 2021 and 2022, is no longer included in Amendment No. 2 to the Draft Registration Statement.

18. We acknowledge your response to comment 18. The inclusion of only electricity costs in the tables added on pages 74 and 77 result in a non-GAAP measure as your “margin after electricity cost” is not fully-costed. Please revise your tables to include all costs of services or tell us how your presentation is meaningful and not prohibited under Item 10(e) of Regulation S-K.

Response: In response to the Staff’s comment, we revised the table on page 73 of Amendment No. 2 to the Draft Registration Statement to include the other costs of services in relation to our revenue.

We respectfully advise the Staff that we updated the financial information reported in Amendment No. 2 to the Draft Registration Statement to cover the fiscal years ended December 31, 2021 and 2022 and therefore, the table on page 77 of Amendment No. 1 to the Draft Registration Statement, which presented certain financial information for the six months ended June 30, 2021 and 2022, is no longer included in Amendment No. 2 to the Draft Registration Statement.

19. In your original disclosure on page 61 of your initial submission, you identified the cryptocurrency symbol ODO. Please tell us the name of this cryptocurrency as we are unable to identify any such cryptocurrency utilizing this symbol.

Response: We respectfully advise the Staff that the cryptocurrency symbol “ODO” represents DigiByte. The creator of DigiByte later switched its symbol from “ODO” to “DGB.” In response to the Staff’s comment, we revised our disclosure throughout Amendment No. 2 to the Draft Registration Statement to refer to DigiByte only with the symbol “DGB.”

Six months ended June 30, 2022 and 2021, page 76

20. Please reconcile your explanation of the reasons for the decline in revenues for the six months ended June 30, 2022 shown on page 76 (decrease in prices of cryptocurrencies mined) to that shown on page 68 (relocation of mining equipment).

Response: We respectfully advise the Staff that both decrease in prices of cryptocurrencies mined and relocation of mining equipment are the main reasons for the decline in revenues for the six months ended June 30, 2022. However, as the financial information included in Amendment No. 2 to the Draft Registration Statement has been updated to cover the fiscal years ended December 31, 2021 and 2022, related explanations are no longer included in Amendment No. 2 to the Draft Registration Statement.

21. Please disclose the total number of miners and the total number of operational miners as of June 30, 2022 consistent with that provided in your annual discussion on page 74.

Response: In response to the Staff’s comment, we disclosed the total number of mining machines and the total number of operational mining machines as of December 31, 2022 on page 73 of Amendment No. 2 to the Draft Registration Statement.

22. Please include a discussion of the FTX-related impairment loss disclosed on page F-31. In your disclosure, clarify whether you recorded full impairment and, if not, why not. Also disclose the impact of this event in your Liquidity and Capital Resources disclosures beginning on page 78.

Response: In response to the Staff’s comment, we included a disclosure under the title “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Material Events” on page 76 of Amendment No. 2 to the Draft Registration Statement, discussing FTX-related impairment loss, and disclosing that an impairment of $1.04 million was recorded in the fiscal year ended December 31, 2022. We also included a discussion on the impact of this event under Liquidity and Capital Resources disclosure on page 76 of Amendment No. 2 to the Draft Registration Statement.

Liquidity and Capital Resources

Cash Flows and Working Capital, page 78

23. We acknowledge your response to comment 22. As “operating activities” is a defined term under GAAP and your statement that you have financed your operations primarily through cash generated by operating activities clearly conflicts with the negative cash flows from operating activities presented in the table presented on the same page 78, please revise your disclosure in the first sentence of this section to describe the concept articulated in your response without using the words “operating activities.”

Response: In response to the Staff’s comment, we revised the first sentence of this section and avoided using the words “operating activities” on page 76 of Amendment No. 2 to the Draft Registration Statement.

Business, page 88

24. To the extent material, please discuss how the bankruptcies of companies in crypto-asset- related businesses and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered because of the bankruptcies or may otherwise be lost or misappropriated. In this regard we note your discussion of your holdings with FTX on page 4.

Response: In response to the Staff’s comment, we included a discussion on pages 85 and 86 of Amendment No. 2 to the Draft Registration Statement on how the bankruptcies of companies in crypto-asset- related businesses and the downstream effects of those bankruptcies have impacted or may impact our business, financial condition and results of operations, including the fact that we have not yet recovered cryptocurrencies valued at $1.04 million from FTX.

25. To the extent material to an understanding of your business, please describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

●	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.

●	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.

●	Have the crypto assets of their customers unaccounted for.

●	Have experienced material corporate compliance failures.

Response: We respectfully advise the Staff that we experienced exposure from the bankruptcy of FTX, a Bahamas-based cryptocurrency exchange. We included related disclosure on pages 85 and 86 of Amendment No. 2 to Draft Registration Statement under “Business — Recent Development.” To our knowledge, we have not experienced any other direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets with the above scenarios. We have described the risks that we may be subject to exposures directly or indirectly resulted from events experienced by other participants in crypto asset markets under the risk factor titled “We may face several risks due to disruptions in the crypto asset markets, including but not limited to, financing risk, risk of increased losses or impairments in our investments or other assets, risks of legal proceedings and government investigations, and risks from price declines or price volatility of crypto assets” on pages 35 and 36 of Amendment No. 2 to the Draft Registration Statement.

26. To the extent material, please explain whether your crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral. Please include similar disclosure for your miners used as collateral.

Response: We respectfully advise the Staff that we and our affiliates have not entered into any arrangements where our crypto assets serve as collateral for any loan, margin, rehypothecation, or similar activities.

27. Refer to your response to comment 25. Please substantiate your claim that “in 2021, 49% of Nebraska’s in-state energy net generation was from coal, and the remaining 51% was from renewal [sic] energy” and reconcile with publicly available information on the Nebraska Department of Energy website.

Response: In response to the Staff’s comment, we updated our disclosure on page 102 of Amendment No. 2 to the Draft Registration Statement to reflect the publicly available information on the Nebraska Department of Energy.

Mining Results, page 98

28. Refer to your response to comment 1. Please identify the crypto assets you have mined as disclosed in the tables on pages 98-101. Additionally, in the first paragraph on page 102, please discuss how you determine whether and when to begin mining other crypto assets, and state whether you intend to implement your internal process for evaluating whether a particular crypto asset is a security prior to commencing these mining activities.

Response: In response to the Staff’s comment, we identified the crypto assets we have mined as disclosed in the tables on pages 96 through 99 of Amendment No. 2 to the Draft Registration Statement. We also included a discussion on pages 99 and 100 of Amendment No. 2 to the Draft Registration Statement to describe how we determine when and whether we begin mining other crypto assets. We disclosed that we have implemented internal processes for evaluating whether a particular crypto asset is a security prior to commencing these mining activities on pages 16, 99 and 100 of Amendment No. 2 to the Draft Registration Statement.

Performance Metrics, page 99

29. Please reconcile the number of operational and non-operational miners in the second paragraph on page 102 with similar disclosures elsewhere in the document. For example, see page 74.

Response: In response to the Staff’s comment, we revised the number of operational and non-operational mining machines in on pages 73 and 100 of Amendment No. 2 to the Draft Registration Statement.

Research and Development, page 102

30. We note your disclosure in response to comment 26. Please balance your disclosure of the benefits of switching to ASIC chips by identifying issues such as their higher costs relative to FPGA chips, and whether your mining strategy will need to change as a result of the fact that ASIC chips cannot be reprogrammed to mine a new crypto asset once they have been programmed to mine a specific crypto asset, and are not able to be programmed for all algorithms.

Response: In response to the Staff’s comment, we included additional disclosure related to issues of switching to ASIC chips and adjustments to our mining strategies on page 101 of Amendment No. 2 to the Draft Registration Statement.

31. We note that one of your proposed mining pools has a targeted hash rate that is 1250 times that of the other proposed pool. Please disclose further the differences between the two pools, including which crypto assets you intend to mine with each pool, the mining difficulty associated with those assets and any other features that may explain the difference in size between the two pools.

Response: We respectfully advise the Staff that we inadvertently disclosed in the Amendment to the Draft Registration Statement that one of the proposed mining pools is expected to have a targeted hash rate of 150 PH/s, which should be “150 TH/s.” In response to the Staff’s comment, we revised our disclosure on page 101 of Amendment No. 2 to the Draft Registration Statement to disclose that the mining pools target to achieve a combined hash rate of 150 TH/s and 120 TH/s, respectively, and will be designed to mine Litecoins and Dogecoins, respectively. We respectfully advise the Staff that Litecoins and Dogecoins have similar hash rate across network and therefore the difficulty of mining these two assets are similar.

Properties and Facilities, page 104

32. We note that your contract with the facility in Bruceton Mills, West Virginia terminates on April 2, 2023. Please disclose whether there have been any discussions with the facility about extending or replacing this agreement or what alternative arrangements you will make for hosting the machines currently operating from Bruceton Mills.

Response: In response to the Staff’s comment, we revised our disclosure on page 102 of Amendment No. 2 to the Draft Registration Statement to disclose that we did not extend or replace this agreement, and instead we have relocated the mining machines previously hosted at the facility in Bruceton Mills, West Virginia to one of our own miming farms located in Omaha, Nebraska.

Report of Independent Registered Public Accounting Firm, page F-2

33. Please request your auditor to revise its report to refer to the Public Company Accounting Oversight Board (United States). Refer to paragraph .09(g) of AS 3101 and Appendix B thereto. Also tell us where you have included the schedules referred to in the opinion paragraph.

Response: We respectfully advise the Staff that as advised by our auditor, the audit report for the years ended December 31, 2022 and 2021 has been revised to contain the exactly same wordings as in paragraph .09(g) of AS 3101 and state “the auditor is a public accounting firm registered with the PCAOB (United States) and is required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB.” We respectfully advise the Staff that the audit opinion is not required to communicate critical audit matters, or CAMs, as the Company is an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012.

Consolidated Statements of Operations and Comprehensive Income, page F-4

34. We acknowledge your response to comment 34. With regards to your classification of realized gains/losses on the sale/exchange of cryptocurrencies, please tell us how you considered the guidance in ASC 360-10-45-5 (as referenced from ASC 610-20-45-1) to classify gains/losses on long-lived assets within income from operations.

Response: We respectfully advise the Staff that we have considered two standards, ASC 360-10-45-5 and ASC 610-20-45-1, in classifying gains/losses on the long-lived assets within income from operations and believe our current classification is appropriate and does not contradict with these two standards. Our views are as follows:

1)	ASC 360-10-45-5 provides guidance on when the sale of a long-lived asset that is not a discontinued operation, whether the disposal gain/loss should be reported within income from continued operations or income from discontinued business. It is not a guidance discussing whether such disposal gain/loss should be presented in “income from operating activities” or “other income” within income from continued operations. Refer to below for ASC 360-10-45-5 extracted from U.S. GAAP.

“A gain or loss recognized (see Subtopic 610-20 on the sale or transfer of a nonfinancial asset) on the sale of a long-lived asset (disposal group that is not a discontinued operation shall be included in income from continuing operations before income taxes in the income statement of a business entity. If a subtotal such as income from operations is presented, it shall include the amounts of those gains or losses.”

2)	ASC 610 is a guidance, by its nature, specifically addressing other income. The ASC 610-20-45-1 guidance refers back to ASC 360-10-45-5 for other presentation matters when “sale or transfer of a nonfinancial asset) on the sale of a long-lived asset (disposal group that is not a discontinued operation”. As per ASC 360-10-45-5, when meeting this standard, such disposal gain/loss should be included in income from continuing operations before income taxes in the income statement. It is apparent that ASC 360-10-45-5 is stating that the gain/loss should be included in continuing operations before income taxes. The key words here are “before income taxes” as this is how a company should separate income from continued operations and discontinued operations. ASC 360-10-45-5 does not clearly state that the disposal gain/loss should be included in “income from operating activities”. If this is the case, ASC 360-10-45-5 will not need to specifically point out the key words “before income taxes”. Should ASC 360-10-45-5 require such gain/loss to be included in “income from business activities”, they are already in line items before income taxes and the key words “before income taxes” do not seem necessary.

3)	ASC 610 and ASC 360-10-45-5 are guidance addressing when there are gain/loss that are not related to primary business operations. For example, Company A’s primary business operations and source of revenue is selling mobile phones. Company A sold a product line equipment and recorded a gain/loss. Such disposal gain/loss will be presented in “Other income” instead of in “Income from operating activities” under the current general US GAAP guidance. ASC 610 and ASC 360-10-45-5 are standards for these types of transactions. They are not standards for income/expense from primary business activities. Refer to the example here, it will seem odd or unusual in accounting practice for Company A to present its disposal gain/loss from selling the product line equipment in “income from operating activities”.

4)	The Company’s primary business operations are mining of cryptocurrencies. The Company follows ASC 606 to recognize revenue from these operations. Revenue is recognized at the point in a time when the Company successfully placed a block and earned the cryptocurrency reward. At the same time, the Company recognized the costs of services that are associated with the earning the mining revenue for matching principle. The information will help the Company to produce the direct gross margin associated with mining a cryptocurrency.

The gain/loss from disposals of cryptocurrencies is not based on a contact with a customer. They follow the different accounting guidance. The timing of disposing a cryptocurrency asset is not at the same time when such cryptocurrency asset is earned. Including disposal gain/loss of cryptocurrencies in “income from operating activities” will not produce an accurate gross margin result for the Company to analyze how mining of each cryptocurrency is performing. This will help the Company make decisions as to which cryptocurrencies to mine.

In conclusion, the Company has analyzed both ASC 610-20-45-1 and ASC 360-10-45-5 and do not believe the two standards requiring disposal gain/loss from disposal of a long-lived asset to be included in “income from operating activities”. Rather, the two standards provide guidance clarifying when such disposal gain/loss should be included in “income from continued operations” or “income from discontinued operations”.

35. Also regarding your response to comment 34, in light of the classification requirement for realized gains or losses highlighted in the preceding comment, please tell us your consideration for reclassifying the charges for impairment of cryptocurrencies to be included within your income from operations subtotal.

Response: We respectfully refer the Staff to our response to comment 34 above, and we respectfully advise the Staff that the same analysis applies to the impairment of cryptocurrencies.

36. Tell us the nature of your finance costs and explain why they are included in other income/expense. In this regard, we note no significant third-party borrowings on your balance sheet or in your statements of cash flows and from Note 11 that your related party obligations are interest-free. Revise your submission to provide a policy note for these costs.

Response: We respectfully advise the Staff that our finance costs are primarily bank service changes, transaction costs and bank administration costs, which are included within other expenses, because they are not expenses related to our primary business operations. We respectfully advise the Staff that we do not believe these costs warrant a separate accounting policy since the amounts are so immaterial compared to the overall revenue and other expenses amounts. However, we changed the description of applicable columns of the tables presented on pages 72 and F-4 of Amendment No. 2 to the Draft Registration Statement from “finance costs” to “bank service charges” to clearly present the nature of the costs.

Consolidated Statements of Cash Flows, page F-6

37. Consistent with your response to comment 39, cryptocurrencies earned through mining are noncash operating inflows. As a result, please reclassify your cryptocurrencies mined from the “changes in operating assets and liabilities” section of your cash flow statements to the “adjustments for items not affecting cash” section.

Response: In response to the Staff’s comment, we revised our consolidated statements of cash flows on page F-6 of Amendment No. 2 to the Draft Registration Statement to reclassify our cryptocurrencies mined from the “changes in operating assets and liabilities” section to the “adjustments for items not affecting cash” section.

38. We acknowledge your response to comment 40. As previously requested, please revise your disclosure to provide the monetary amounts of other cryptocurrencies converted into Tether. Provide this disclosure either with the supplemental disclosure at the bottom of your statements of cash flows or in your financial statement footnotes. Otherwise tell us where you disclosed this information in your submission. See ASC 230-10-50-3 and 50-6.

Response: In response to the Staff’s comment, we revised our consolidated statements of cash flows on page F-6 of Amendment No. 2 to the Draft Registration Statement and included the monetary amounts of other cryptocurrencies converted into Tether at the bottom of such statements.

39. Please revise your operating activities and investment activities subtotals to properly describe the subtotal. For example, your operating activities subtotals in both 2021 and 2020 reflect net cash used in operating activities yet the description indicates net cash provided from operating activities.

Response: In response to the Staff’s comment, we revised our consolidated statements of cash flows on page F-6 of Amendment No. 2 to the Draft Registration Statement to properly describe the subtotal of operating activities and investment activities.

Notes to Consolidated Financial Statements

Note 2: Summary of significant accounting policies

Reorganization, page F-7

40. We acknowledge your response to comment 35. Please address following:

●	As previously requested, tell us the ownership/voting percentages by Mr. Wu and Mr. Li of each of the entities involved in your June 2022 corporate reorganization before the reorganization and confirm that after the reorganization Mr. Wu indirectly controls the ongoing company. Demonstrate to us how Mr. Wu controlled each entity before the reorganization.

●	Assuming that Mr. Wu controlled each entity before this reorganization and retains indirect control after the reorganization as evidenced by his Class B ordinary share ownership, tell us why Mr. Li enjoys more of the economics of the reorganized company given that he owns more Class A ordinary shares and the only difference between both classes of stock is voting rights and that Class B is convertible into Class A.

Response: We respectfully advise the Staff that Mr. Wu held 20.92% of the issued share capital and voting rights of Bgin Tech Limited (“Bgin HK”), our sole operating company before the reorganization, and Mr. Li held 35.17% of the issued share capital and voting rights of Bgin HK before the June 2022 corporate reorganization. After the June 2022 reorganization, Mr. Wu holds 20.92% of the issued share capital of the Company, and owns 56.95% of the voting rights of the Company, and Mr. Li holds 35.17% of the issued share capital of the Company, and owns 19.15% of the voting rights of the Company. Before the reorganization, Mr. Wu and Mr. Li collectively controlled Bgin HK, and after the reorganization, Mr. Wu controls Bgin HK through his control of the Company.

For other entities involved in the June 2022 reorganization, namely (i) Bgin Infrastructure, LLC, (ii) Bgin Management, LLC, (iii) Bgin Tech Pte. Ltd., (iv) Gestion Bgin Inc. and (v) Infrastructure Bgin Inc., Mr. Qingfeng Wu was the sole shareholder of these entities prior to the reorganization. We respectfully advise the Staff that even though these five entities were formed prior to the June 2022 reorganization, we formed them with the proposed initial offering and proposed reorganization in mind, and Mr. Qingfeng Wu acted as the sole shareholder of these companies prior to reorganization for ease of administration and management. We further advise the Staff that the other subsidiaries of the Company were formed in connection with the reorganization and as direct or indirect subsidiaries of the Company.

Before and after the reorganization, Mr. Li owns more equity interests in the group than Mr. Wu. The fact that Mr. Wu has more voting rights in the Company after the reorganization is because at the time of the reorganization, it was a mutual understanding among all shareholders of the entities involved in the reorganization, including Mr. Li and Mr. Wu, that Mr. Wu, who possesses extensive engineering and hardware development experience and expertise, is more suited to act as the main decision- and strategy-maker for our business operations, which can be highly technology driven and oriented.

Revenue recognition, page F-8

41. We acknowledge your response to comment 36. Although you indicate in your response that you revised your policy disclosure and you added the first two paragraphs after Step 5 on page F-9, the next two paragraphs continue to reference mining pool participation. We note that these latter two paragraphs are not repeated in your interim policy on page F-24. Please revise your disclosure to remove these two mining pool participation paragraphs or explain to us why they are still relevant.

Response: In response to the Staff’s comment, we removed the two paragraphs referencing mining pool participation from page F-9 of Amendment No. 2 to the Draft Registration Statement.

42. For the cryptocurrencies identified as Coins C, F and G in your filing, please address the following:

●	Provide us the public contracts or protocols published by each blockchain platforms;

●	Tell us the payment terms from each cryptocurrency blockchain and substantiate for us how valuing these assets upon receipt is not materially different than the fair value at contract inception.

●	Tell us the relevance of the fair value of cryptocurrencies on the date received being not materially different than the time you earned the award as ASC 606-10-32-21 requires noncash consideration to be measured at contract inception.

●	Tell us specifically how you determine contract inception for each cryptocurrency blockchain.

Response: We respectfully advise the Staff that there are no public contracts published by each blockchain platforms as the block platforms generally will not enter into contracts with miners. Rather, each platform generally will publish an announcement or white paper on its website regarding how the blockchain works. It serves as general information, guidance or norms for all the participants, including the miners, on the blockchain. As miners, the Company simply connects its mining machines to the blockchain platforms based on the understanding of the norms on the blockchain with the expectation that each miner is likely to receive certain rewards if the miner can successfully solve an algorithm and placed a block on the blockchain. Please refer to below links for the general announcements or white papers for each major cryptocurrency we mine.

Coin C (TRB): Link: https://github.com/tellor-io/TellorCore/releases

https://medium.com/tellor/tellor-v2-5-9a4d63cb0612

Coin F (Ton): Link: https://ton.org/docs/develop/archive/pow-givers

Coin G (NIM): Link: https://github.com/nimiq-network/developer-reference/blob/master/chapters/supply-and-reward.md

Since blockchain platforms do not sign contract with us, the other remaining questions are not relevant. The time we successfully placed a block is the time we receive and earn the cryptocurrency award. It is also the time that we measure the fair value of the award as there is generally an equivalent USD value displayed on the particular transaction on the blockchain.

43. In your response to comment 36 you indicate that you pay fees to the TRB platform for the platform to set up and administer your mining activities on its platform. Please tell us why these fees are not netted against revenue as consideration payable to a customer under ASC 606-10-32-25 and reference for us the authoritative literature you rely upon to support your accounting. In your response, if these fees are required in part to set up your participation as a miner on the blockchain, explain to us why they are so significant to the revenue you earned in each period (approximately 25% in fiscal 2021 and 32% in fiscal 2020) when presumably set up occurs only once.

Response: We respectfully advise the Staff that the fees that the Company paid for the mining of TRB are the cryptocurrency ETH (Ethereum coins). The reason that we use ETH coins to pay fees to the TRB platform is due to the way how Tellor (TRB) works.

Tellor is a blockchain-based decentralized oracle network that connects smart contracts on Ethereum to external data. Tellor is hosted on the Ethereum network and represents an oracle network that feeds Ethereum-based smart contracts off-chain data. Tellor depends on the network of miners to secure the network and respond to requests. Tellor miners compete to add this value to an on-chain data-bank, accessible by all Ethereum smart contracts. Tellor utilizes crypto-economic incentive mechanisms, rewarding honest data submissions by miners through the issuance of Tellor’s token, Tributes (TRB).

Because TRB hosts on the Ethereum network, the mining of TRB represents a separate transaction on the Ethereum network and such transaction, similar to other transactions on Ethereum network, will require the miners of Ethereum network to solve an algorithm to create a blockchain (or a ledger) on the Ethereum blockchain network to record such transaction. Therefore, a mining fee in ETH is required to be paid to the Ethereum network miners. The fee is not paid to the TRB platform.

The ETH fee paid to Ethereum blockchain miner represents a distinct service as described in paragraphs ASC 606-10-25-18 through 25-22. The Company’s mining of TRB represents a separate contract with TRB platform where the Company acts as a TRB miner to compete to add off-chain data to on-chain data-bank. Whereas the Company’s fees paid to Ethereum blockchain miner represents a different and distinct contact where the Company is using the Ethereum blockchain miners to help create a transaction block on the Ethereum network.

Based on the guidance of ASC 606-10-32-25, “….[a]n entity shall account for consideration payable to a customer as a reduction of the transaction price and, therefore, of revenue unless the payment to the customer is in exchange for a distinct good or service (as described in paragraphs 606-10-25-18 through 25-22).” As such, the ETH fee is recognized as costs of services separately and not netting against the gross revenue the Company generates from mining TRB tokens.

We respectfully advise the Staff that our prior response that the fees were paid to the TRB platform for the platform to set up and administer the mining activities on its platform was not entirely accurate. We have revised the disclosure on page 74 of Amendment No. 2 to the Draft Registration Statement.

44. We note your intent to operate two mining pools by September 2023 as disclosed on pages 40, 103 and elsewhere. Please tell us about the expected significant terms of your mining pool agreements and how you plan to account for those agreements. To the extent you have draft contract terms, provide us a copy of the proposed contract(s). In your response specifically address each of the steps in ASC 606-10-05-4 and reference the specific provisions of ASC Topic 606 you rely upon to support your intended accounting.

Response: We respectfully advise the Staff that the below are the expected significant terms of our mining pool agreements:

“1.Your access and use of the Services constitutes your agreement to be bound by these terms.

If you do not agree to the terms, you are not authorized to mine on our pool. If you are an individual who is entering into these Terms on behalf of an entity, you represent and warrant that you have the power to bind that entity, and you hereby agree on that entity’s behalf to be bound by these terms, with the terms “you,” and “your” applying to you, that entity, and other users accessing our services on behalf of that entity.

2. How to Use

The information system of our website allows you to participate in mining of crypto assets and receive rewards commensurate with your contribution. To start mining on our pool, you need to create a valid crypto asset address, as well as configure your computing devices for mining on our servers. You can access detailed statistics on mining typing your address on the mined crypto asset page.

You hereby agree that if you are not satisfied with our services, your sole remedy is to stop using our services immediately and you shall have no right to ask us to assume any other remedial measures or responsibilities.

3. Confidentiality

Information provided by you is confidential. We collect your IP addresses and the addresses of your crypto assets, as well as browser type, device type, requested URL. However, we do not share any information about you with third parties.

4. Fees and Rewards

The reward is transferred to your address immediately as soon as minimum payment threshold is reached. Payouts below the minimum threshold cannot be made.”

We respectfully advise the Staff that we have not yet drafted the contract terms, and that we will provide a copy of the proposed contract once we have drafted the same. We respectfully advise the Staff that since the mining pools are still at their development stage and we have not drafted the contract terms, significant uncertainties remain as to the final contract terms and it will not be appropriate for us to analyze revenue recognition treatment under ASC 606. We will perform such analysis and submit such analysis to the Staff for review once the significant terms of the agreements are determined.

Cryptocurrencies, page F-10

45. We acknowledge your response to comment 37. Please tell us how your classification of cryptocurrencies as current assets is consistent with the definition of current assets in ASC 210-10-20. In your response, at a minimum address each of the following:

●	Tell us how you reasonably expect to realize your cryptocurrencies in cash through sale or otherwise when it appears that you hold significant amounts of these assets on your balance sheet.

●	For each cryptocurrency held at December 31, 2020 and 2021 and June 30, 2022, tell us the average length of time each has been held and how frequently they turn over; explaining how you calculated this turnover.

●	Tell us your consideration for carrying a portion of your holdings that are not expected to be sold for cash as long-term.

Response:

●	Tell us how you reasonably expect to realize your cryptocurrencies in cash through sale or otherwise when it appears that you hold significant amounts of these assets on your balance sheet.

We respectfully advise the Staff that we hold our crypto assets for a relatively short period, and on average significantly less than 12 months. Please kindly refer to our response below for more details.

●	For each cryptocurrency held at December 31, 2020 and 2021 and June 30, 2022, tell us the average length of time each has been held and how frequently they turn over; explaining how you calculated this turnover.

The turnovers of our cryptocurrency held at December 31, 2021 and 2022 are all significantly less than 12 months. Please see below for the turnovers of the major cryptocurrencies we held as of December 31, 2021 and 2022:

For the year ended December 31, 2021
Cryptocurrency	Qty Received (In the Period)	Qty (Period Beginning)	Qty (Period Ending)	Average Qty	Turnover ratio	Turnover (days)	Ending value (USD)%
Calculation formula	A	B	C	D=(B+C)/2	E=A/D	F=365/E	G	H
USDT	18,591,781	34,108	3,235,694	1,634,901	11.37	32.10	3,235,694	63.04%
TRB	264,806	2,314	35,823	19,068	13.89	26.28	1,199,513	23.37%
NIM	708,019,149	441,008	123,846,060	62,143,534	11.39	32.04	527,049	10.27%
DERO	43,742	0	10,161	5,080	8.61	42.39	125,829	2.45%
Others	Comprised of various immaterial cryptocurrencies. Not calculated						44,420	0.87%
Total							5,132,504	100.00%

For the fiscal year ended December 31 2022
Cryptocurrency	Qty Received (In the Period)	Qty (Period Beginning)	Qty (Period Ending)	Average Qty	Turnover ratio	Turnover (days)	Ending value (USD)%
Calculation formula	A	B	C	D=(B+C)/2	E=A/D	F=365/E	G	H
USDT	20,109,809	3,194,655	1,173,131	2,183,893	9.21	39.64	1,173,131	91.05%
NIM	419,527,955	123,846,060	5,531,878	64,688,969	6.49	56.28	6,345	0.49%
KASPA	1,317,480,871	-	8,494,090	4,247,045	310.21	1.18	22,491	1.75%
Others	Comprised of various immaterial cryptocurrencies. Not calculated						86,469	6.71%
Total							1,288,437	100.00%

We respectfully advise the Staff that the other cryptocurrencies we held as of December 31, 2021 categorized under “others” represented 0.87% of the total value of cryptocurrencies held as of such date. We believe these holdings were immaterial and as such, we did not list the individual holding length or turnover for these cryptocurrencies.

Additionally, TRB represented 5.62% of the total value of our cryptocurrencies held as of December 31, 2022. However, we did not participate in the mining of TRB and did not receive any TRB coins in the fiscal year ended December 31, 2022, and therefore we were not able to calculate the turnover information for TRB as of December 31, 2022. Other cryptocurrencies than TRB and the ones listed above represented 1.09% of the total value of cryptocurrencies held as of December 31, 2022. We believe these holdings were immaterial and as such, we did not list the individual holding length or turnover for these cryptocurrencies.

●	Tell us your consideration for carrying a portion of your holdings that are not expected to be sold for cash as long-term.

We respectfully advise the Staff that based on the average turnover days, which are significantly less than 12 months, we believe our classification of cryptocurrency assets as current is appropriate. Given the volatility in the prices of cryptocurrencies, we generally do not carry a portion of our holdings that are not expected to be sold for cash.

46. We acknowledge your response to the first two bullet points of comment 38 regarding the markets for your cryptocurrencies. Please address the following:

●	For each cryptocurrency held at December 31, 2021 and June 30, 2022, tell us how you identified the principal market. Explain the process you undertook to evaluate the various exchanges on which they trade and how this process and ultimate conclusion conforms to the guidance in ASC Topic 820.

●	In the first complete risk factor on page 32, you disclose that you currently exchange substantially all of your mined cryptocurrencies on the MEXC and TXBIT exchanges. Tell us your consideration for these exchanges being your principal markets under the guidance in ASC 820-10-35-5A.

Response: We respectfully advise the Staff that we identified the principal markets primary based on the following three considerations:

1.	whether an identified market will trade the cryptocurrencies we have, including DERO, NIM, TRB, DGB, TON and KAS;

2.	the total volume of the trading activities in the market; and

3.	whether the market is ranked among the top trading markets for the cryptocurrencies we have.

After taking into the above considerations, we selected KuCoin as the principal market for DERO and NIM, Binance as the principal market for TRB and DGB, and FTX as the principal market for TON, since they met the above selection criteria at the time of selection. KuCoin is one of the top exchanges commonly used by DERO and NIM cryptocurrency traders. Binance is one of the top exchanges commonly used by TRB and DGB cryptocurrency traders. FTX was one of the top markets commonly used by TON cryptocurrency traders. We chose MEXC and TXBIT as the principal markets for KAS as there were limited markets that trade KAS at the time we started mining KAS coins, and MEXC and TXBIT were the only ones with both high trading volume and highly regarded among miners.

The Company also considered the principal markets guidance in ASC 820-10-35-5A that “[a] reporting entity need not undertake an exhaustive search of all possible markets to identify the principal market or, in the absence of a principal market, the most advantageous market, but it shall take into account all information that is reasonably available. In the absence of evidence to the contrary, the market in which the reporting entity normally would enter into a transaction to sell the asset or to transfer the liability is presumed to be the principal market or, in the absence of a principal market, the most advantageous market.”

The Company believes that its analysis and conclusion is in compliance with the above guidance in ASC 820-10-35-5A because: i) the Company took into all information that was reasonably available at the time the Company made the selections. KuCoin, Binance and FTX were the primary exchanges that were commonly used by DERO, NIM, TRB, DGB and TON traders respectively; and ii) these markets were the ones on which the Company normally would sell its digital assets such as DERO, NIM, TRB, DGB and TON.

The Company only started mining TON in the first half of 2022 and started using FTX in the same period. After the TON coins were exchanged into USDT on FTX, they were transferred to different wallets. On November 10, 2022, FTX, filed for Chapter 11 bankruptcy. We had cryptocurrencies valued at US$1.04 million in the hot wallets maintained on FTX prior to its bankruptcy. Due to the bankruptcy of FTX, we booked an impairment provision for $1.04 million, which was included within the total impairment of $1,178,339 for cryptocurrencies.

We respectfully advise the Staff that MEXC and TXBIT exchanges are the exchanges on which the Company sells KAS. We have revised our disclosures on page 33 and throughout Amendment No. 2 to the Draft Registration Statement to clarify all the cryptocurrency exchanges we used for the years ended December 31, 2021 and 2022 and as of the date of Amendment No. 2 to the Draft Registration Statement.

47. We acknowledge your response to the last two bullet points of comment 38 regarding impairment of cryptocurrencies. Please address the following:

●	Although you disclose that you assess impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired, you indicate in your response that this assessment is performed only annually. As it appears that the quoted price on the principal market is a significant input into the determination of fair value, tell us your consideration of the guidance in ASC 350-30-35-18B and why any decline in this quoted price throughout the reporting period is not an event that triggers impairment.

●	Revise your policy to clarify that you do not opt to apply the qualitative assessment and explain why consistent with your response to the last bullet of prior comment 38.

Response: We respectfully advise the Staff that, due to the special nature of cryptocurrencies, although they are classified as long-lived assets, they have principal markets for daily trading and hence daily quoted prices are available. The quoted prices of cryptocurrencies fluctuate up and down daily. If we follow the guidance of “when events or changes in circumstances occur” to perform impairment analysis, it will be impractical for accounting practice and it will create undue costs and efforts to record such impairment on a frequent basis. For impairment analysis, we believe it is common accounting practice to conduct on a reporting period basis. In addition, ASC 350-30-35-18B indicates the assessment of impairment is to assess “whether it is more likely than not that an indefinite-lived intangible asset is impaired.” The key concept in the guidance is “whether it is more likely than not.” The decline in quote price for cryptocurrency assets simply reflects the daily trading activities, the price can go up and down. Such short-term fluctuations in price do not necessarily indicate that a crypto asset is more likely than not that has been impaired.

Since currently there is not specific U.S. GAAP guidance on how cryptocurrencies should be accounted for, the Company has followed the accounting public practice commonly used by the cryptocurrency mining industry and the relevant U.S. GAAP such as ASC 350. However, the Company also acknowledges that the characteristics of cryptocurrencies are not exactly identical to the regular long-lived assets, such as the availability of the trading markets of cryptocurrencies, as per U.S. GAAP guidance. Therefore, the Company has applied certain relevant U.S. GAAP rules but at the same time also determine and disclose the accounting policies for its cryptocurrency assets based on practicability and common industry practice.

Therefore, the Company believes that its current approach of assessing the impairment of its crypto assets is reasonable and practical. The Company also believes such approach will provide more useful information to the readers of the financial statements.

Note 5: Cryptocurrencies, page F-13

48. Please revise the table provided in response to comment 42 to specifically identify each cryptocurrency held. In addition, please provide a similar table of cryptocurrencies of current holdings in your interim financial statements.

Response: In response to the Staff’s comment, we revised the table on page F-13 and elsewhere throughout Amendment No. 2 to the Draft Registration Statement to identify each cryptocurrency held.

49. On page 98 you disclose your current practice to immediately exchange cryptocurrencies earned through mining into Tether and to exchange Tether into fiat currency when the amount approximates $100,000. Please tell us when you implemented this current practice and otherwise explain why you have cryptocurrencies of $4.9 million at June 30, 2022 and $5.1 million at December 31, 2021 and have cryptocurrencies other than Tether at December 31, 2021 of approximately $1.9 million.

Response: We respectfully advise the Staff that we have implemented this current practice since January 1, 2023, and prior to that, our cryptocurrency balance as of December 31, 2022 and 2021 was substantial. We respectfully advise the Staff that we do not intend to maintain any significant balance in cryptocurrencies going forward.

Note 7: Income Taxes, page F-13

50. We acknowledge your response to comment 43. The line-item description of “temporary difference” in your rate reconciliation on page F-14 does not provide financial statement users with useful information, especially in 2020 where this line-item represents the vast majority of your income tax expense. As previously requested, please revise the disclosure in your table to separately present each significant temporary difference.

Response: In response to the Staff’s comment, we revised the table on page F-14 of Amendment No. 2 to the Draft Registration Statement to separately present each significant temporary difference.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 2: Summary of significant accounting policies

Cryptocurrencies, page F-25

51. In the last sentence of this policy you indicate that you utilize a weighted average cost method of accounting to determine gains and losses on the sales of cryptocurrencies. Please tell us how weighted average costing is appropriate under GAAP and reference for us the authoritative literature you rely upon to support your accounting. In your response specifically tell us how:

●	The guidance in ASC 350-30-30-1 and ASC 805-50-30-1 through 30-4 permit the allocation of cost to units of cryptocurrency acquired at different times; and

●	Your consideration of the guidance in ASC 350-10-40-1 that refers to ASC 610-20 and the guidance in ASC 610-20-32-2 that requires measurement of gains and losses on distinct nonfinancial assets.

Response: We respectfully advise the Staff that since currently there is no specific U.S. GAAP guidance regarding how cryptocurrencies should be accounted for, the Company has followed the commonly used accounting practice by companies in the cryptocurrency mining industry. The weighted average cost method is a common accounting practice followed by companies in the industry to determine gains and losses on the sales of cryptocurrencies. We believe this is analogous to the inventory costing under U.S. GAAP guidance.

The Company does not believe standards ASC 350-30-30-1 and ASC 805-50-30-1 through 30-4 apply to crypto assets earned through blockchain mining. ASC 350-30-30-1 refers the accounting to guidance in ASC 805-50-30-1 through 30-4 and ASC 805 is an accounting standard specifically for business and asset acquisitions. By acquisition, it refers to an entity paying certain cash or non-cash consideration to acquire a business or asset. For the cryptocurrencies we earned from mining activities, we did not pay cash or non-cash consideration to acquire an asset. Rather, we receive consideration in the form of crypto assets and we follow ASC 606 for the recognition of such consideration. As such, we believe the allocation cost method outlined in ASC 805-50-30-1 through 30-4 is inapplicable to our circumstances.

With regard to ASC 350-10-40-1, which refers to ASC 610-20 and the guidance in ASC 610-20-32-2, the Company tracks each individual type of crypto assets separately, based on their respective original awarded value in a pool. Since cryptocurrencies are intangible items and no specific identification exists to distinguish one digital token from another if they are of the same type (e.g., ETH), the Company treats the same type of crypto assets as one distinct asset. Therefore, when calculating the gain/loss of nonfinancial assets derecognized, the Company’s approach is already consistent with the guidance of ASC 610-20-32-2, i.e., calculating the difference between the amount of consideration measured and allocated to that distinct asset and the carrying amount of the distinct asset. When the Company disposes of one type of cryptocurrencies, the consideration received is the measured amount to this distinct non-financial asset, and the carrying amount is the weighted average costs the Company originally determined for this entire distinct cryptocurrency pool.

Note 10: Commitments and Contingencies

Contingencies, page F-29

52. Your disclosure in the last paragraph on page F-29 that as of the date of this prospectus your mining machines in China are operated in a hosting facility in Guangxi province contradicts your disclosure in the penultimate paragraph on page 20 and elsewhere that all your mining machines were transferred to the U.S. by October 2022. Please revise your disclosure to correct this inconsistency.

Response: In response to the Staff’s comment, we revised our disclosure in the last paragraph on page F-16 to disclose that we had mining operations in mainland China prior to October 2022, and that as of the date of this prospectus, none of our mining machines is operated in China and all mining machines are located in the U.S.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Pengju Wang
Pengju Wang
Co-Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC